EXTENSION OF POLICY PERIOD

In consideration of the additional premium of $822, it is agreed that the Policy
                                              ----
expiration date set forth in Item 2 of the Declarations is deleted and replaced by the following Policy expiration date: 12/31/2008.
                                         ----------
This extension of the POLICY PERIOD shall not increase the Insurer's maximum aggregate Limit of Liability for Loss under the Policy.

All other provisions of the Policy remain unchanged.





















This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

         Must be Completed          Complete Only When This Endorsement Is Not Prepared with the Policy
                                                     OR is Not to be Effective with the Policy
                                                     --

----------------------------                -----------------------------------------------------------
ENDT. NO      POLICY NO.                    ISSUED TO                           EFFECTIVE DATE OF
                                                                                THIS ENDORSEMENT
  12          287190027                     HighMark Funds                      12/1/2008


CNA
FOR ALL THE COMMITMENTS YOU MAKE(R)

                                            Countersigned by __________________________________________
                                                                       Authorized Representative


                                                                                                          PAGE 1

OF 1

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CNA INSURANCE COMPANIES
FIG-1644-A
(ED. 07/31/96)